Exhibit 99.1

RECONCILIATION OF FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As at September 30, 2010 and for the nine months ended September 30, 2010 and 2009 (Unaudited)

The interim consolidated reconciliation of the financial statements to United States generally accepted accounting principles (U.S. GAAP) as at September 30, 2010 and for the nine months ended September 30, 2010 and 2009, has been prepared following the same accounting policies and methods of computation as the reconciliation of the financial statements to U.S. GAAP for the year ended December 31, 2009. The disclosures provided below are incremental to those included with the annual consolidated reconciliation of the financial statements to U.S. GAAP. The interim consolidated reconciliation of the financial statements to U.S. GAAP should be read in conjunction with the consolidated reconciliation of the financial statements to U.S. GAAP for the year ended December 31, 2009.

The significant differences between Canadian generally accepted accounting principles (Canadian GAAP) which, in most respects, conforms to U.S. GAAP as they apply to Precision Drilling Corporation ("Precision”) are as follows:

(a) Income taxes
On September 30, 2010 Precision had $55.0 million (December 31, 2009 - $48.7 million) of unrecognized tax benefits that, if recognized, would have a favourable impact on Precision's effective income tax rate in future periods. Precision classifies interest accrued on unrecognized tax benefits and income tax penalties as income tax expense. Included in the unrecognized tax benefit as at September 30, 2010 is interest and penalties of $9.8 million (December 31, 2009 - $8.7 million). Under U.S. GAAP, unrecognized tax benefits are classified as current or long-term liabilities as opposed to future income tax liabilities.

Reconciliation of unrecognized tax benefits

	Nine months ended September 30, 2010	Years ended December 31, 2009
Unrecognized tax benefits, beginning of period	$48,652	$56,563
Additions:
Prior year's tax positions	6,710	2,514
Reductions:
Prior year's tax positions	(357)	(10,425)
Unrecognized tax benefits, end of period	$55,005	$48,652

It is anticipated that approximately $24.2 million (December 31, 2009 - $23.9 million) of an unrecognized tax position that relates to prior year activities will be realized during the next 12 months and has been classified as a current liability. Subject to the results of audit examinations by taxing authorities and/or legislative changes by taxing jurisdictions, Precision does not anticipate further adjustments of unrecognized tax positions during the next 12 months that would have a material impact on the financial statements of Precision.

There is no difference between the amounts recorded for tax exposures under Canadian and U.S. GAAP.

(b) Equity settled unit based compensation
Precision has an equity settled share based compensation plan for non-management directors. Prior to the conversion from an income trust to a corporation, Trust units issued upon settlement of this plan were redeemable therefore under U.S. GAAP were accounted for as a liability based award. The liability was re-measured, until settlement, at the end of each reporting period with the resultant change being charged or credited to the statement of earnings as compensation expense. Upon conversion to a corporation the liability for the plan was reclassified to contributed surplus. After the conversion no difference between U.S. and Canadian GAAP exists.

Precision has a share settled unit option plan for employees. Prior to the conversion from an income trust to a corporation, Trust units issued upon settlement of this plan were redeemable therefore under U.S. GAAP were accounted for as a liability based award. The liability was re-measured at fair value, until settlement, at the end of each reporting period with the resultant change being charged or credited to the statement of earnings as compensation expense. Upon conversion to a corporation the liability for this plan was reclassified from liabilities to contributed surplus with the remaining unamortized fair value charged to statement of earnings as compensation expense over the remaining service period of the awards.

Additional disclosures required by U.S. GAAP with respect to Precision’s equity settled unit based compensation plans are as follows:

As at September 30, 2010	Options	Director DSU’s
Number vested and expected to vest	3,594,305	367,527
Weighted average exercise price (1)	$7.11	$–
Aggregate intrinsic value (2)	$2,288	$2,580
Weighted average remaining life (years)	5.8	–

Number exercisable	571,022	–
Weighted average exercise price (1)	$5.64	$–
Aggregate intrinsic value (2)	$793	$–
Weighted average remaining life (years)	5.6	–

(1)   No proceeds are received upon exercise of Directors DSU’s..
(2)  Based on September 30, 2010 closing price for Precision’s common shares on the Toronto Stock Exchange

As at December 31, 2009	Options	Director DSU’s
Number vested and expected to vest	1,698,315	290,732
Weighted average exercise price (1)	$5.63	$–
Aggregate intrinsic value (2)	$3,425	$2,224
Weighted average remaining life (years)	6.3	–

(1)   No proceeds are received upon exercise of Directors DSU’s..
(2)  Based on December 31, 2009   closing price for Precision’s Trust units on the Toronto Stock Exchange

No options or Directors DSU’s were exercisable at December 31, 2009

(c) Cash settled share based compensation

Precision has a cash settled share appreciation rights plan. Under Canadian GAAP this plan is treated as a liability based compensation plan and recorded at its intrinsic value. Under U.S. GAAP rights issued under this plan would be measured at their fair value, and re-measured at fair value at each reporting date with the change in the obligation charged as unit based compensation. None of these rights were exercised during 2010 and 2009.

 Additional disclosures required by U.S. GAAP with respect to Precision’s cash settled unit based compensation plan are as follows:

As at September 30, 2010	SAR’s
Number vested and expected to vest	748,099
Weighted average exercise price	$15.22
Aggregate intrinsic value (1)	$–
Weighted average remaining life (years)	6.0

Number exercisable	709,811
Weighted average exercise price	$15.20
Aggregate intrinsic value (1)	$–
Weighted average remaining life (years)	5.9

(1)  Based on September 30, 2010 closing price for Precision’s common shares on the Toronto Stock Exchange.

As at December 31, 2009	SAR’s
Number vested and expected to vest	757,663
Weighted average exercise price	$15.48
Aggregate intrinsic value (1)	$–
Weighted average remaining life (years)	6.8

Number exercisable	607,168
Weighted average exercise price	$15.33
Aggregate intrinsic value (1)	$–
Weighted average remaining life (years)	6.5

(1)  Based on December 31, 2009 closing price for Precision’s Trust units on the Toronto Stock Exchange.

(d) Redemption of Trust units
Prior to the conversion from an income trust to a corporation, as per the Declaration of Trust, Trust units were redeemable at any time on demand by the unitholder for cash and notes. Under U.S. GAAP, the amount included on the consolidated balance sheet for Unitholders’ equity was classified as temporary equity and recorded at an amount equal to the redemption value of the Trust units as at the balance sheet date. The same accounting treatment was applied to the exchangeable LP units. The redemption value of the Trust units and the exchangeable LP units was determined with respect to the trading value of the Trust units as at each balance sheet date, and the amount of the redemption value was classified as temporary equity. Changes (increases and decreases) in the redemption value during a period resulted in a change to temporary equity and were charged to retained earnings. Upon conversion to a corporation the redemption value on the conversion date that was recorded as temporary equity was reclassified to shareholders’ equity.

(e) Debt issuance costs
Under U.S. GAAP debt issuance costs are recorded as a deferred charge and amortized over the term of the debt instrument. Canadian GAAP requires that such costs be presented as a reduction of the related debt, resulting in a $89.5 million reclassification from long-term debt to other noncurrent assets at September 30, 2010 (December 31, 2009 - $137.0 million).

(f) Goodwill
In 2000 Precision adopted the asset and liability method of accounting for future income taxes without restatement of prior years. As a result, Precision recorded an adjustment to retained earnings and future tax liability in the amount of $70.0 million at January 1, 2000. U.S. GAAP requires the use of the asset and liability method which substantially conforms to the Canadian GAAP accounting standard adopted in 2000. Application of U.S. GAAP in years prior to 2000 would have resulted in $70.0 million of additional goodwill being recognized at January 1, 2000 as opposed to an implementation adjustment to retained earnings allowed under Canadian GAAP. Prior to 2002 goodwill was amortized under Canadian and U.S. GAAP. As a result, $7.0 million of amortization was recorded on the additional goodwill in 2000 and 2001 under U.S. GAAP. At September 30, 2010 and December 31, 2009 the U.S. GAAP financial statements reflect an increase in goodwill of $63.0 million and a corresponding increase in retained earnings.

(g) New accounting policies adopted
On January 1, 2010, Precision adopted the FASB Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements (“FASB ASU 2010-06”). FASB ASU 2010-06 requires the disclosures about the transfers in and out of Levels 1 and 2 and information about purchases, sales, issuances and settlements for Level 3 activities. It also clarifies requirements for existing fair value disclosures with respect to the level of disaggregation required within the fair value hierarchy and inputs and valuation techniques used to measure fair value. The adoption of this standard did not have a significant impact on the disclosure in Precision’s financial statements.

The application of U.S. GAAP accounting principles would have the following impact on the consolidated financial statements:

Consolidated Statements of Earnings
	Nine months ended September 30, 2010	Nine months ended September 30, 2009	Year ended December 31, 2009
Net earnings under Canadian GAAP	$56,548	$186,588	$161,703
Adjustments under U.S. GAAP:
Equity-based compensation expense (b)	33	(967)	(1,610)
Net earnings under U.S. GAAP	$56,581	$185,621	$160,093

Net earnings per unit/share under U.S. GAAP:
Basic	$0.21	$0.77	$0.64
Diluted	$0.20	$0.75	$0.62

Consolidated Statements of Comprehensive Income (Loss)

	Nine months ended September 30, 2010	Nine months ended September 30, 2009	Year ended December 31, 2009
Net earnings under U.S. GAAP	$56,581	$185,621	$160,093
Unrealized gain (loss) on translation of assets and liabilities of self–sustaining operations denominated in foreign currency	(29,162)	(265,466)	(312,856)
Comprehensive income (loss) under U.S. GAAP	$27,419	$(79,845)	$(152,763)

Consolidated Statements of Retained Earnings

	Nine months ended September 30, 2010	Nine months ended September 30, 2009	Year ended December 31, 2009
Retained earnings under U.S. GAAP, beginning of year	$1,040,829	$1,060,802	$1,060,802
Net earnings under U.S. GAAP	56,581	185,621	160,093
Distributions declared	–	(6,408)	(6,408)
Change in redemption value of temporary equity (d)	268,890	(80,383)	(173,658)
Retained earnings under U.S. GAAP, end of year	$1,366,300	$1,159,632	$1,040,829

Consolidated Balance Sheets

	As at September 30, 2010		As at December 31, 2009
	As reported	U.S. GAAP	As reported	U.S. GAAP
Current assets	$557,808	$557,808	$449,459	$449,459
Income taxes recoverable	64,579	64,579	64,579	64,579
Other long-term assets (e)	–	89,452	–	137,036
Property, plant and equipment	2,811,144	2,811,144	2,913,966	2,913,966
Intangibles	2,055	2,055	3,156	3,156
Goodwill (f)	752,910	815,939	760,553	823,582
	$4,188,496	$4,340,977	$4,191,713	$4,391,778
Current liabilities (a),(b)	$165,751	$191,333	$128,599	$158,482
Long-term liabilities	25,511	25,511	26,693	26,693
Long-term debt (e)	679,291	768,743	748,725	885,761
Future income taxes (a),(b)	701,171	645,540	703,195	654,056
Other long-term liabilities (a)	–	30,817	–	24,711
Temporary equity (d)	–	–	–	1,898,743
Shareholders' capital (d)	2,770,853	1,629,997	–	–
Unitholders’ capital (d)	–	–	2,770,708	–
Contributed surplus (b)	8,803	9,395	4,063	–
Accumulated other comprehensive income (loss)	(326,659)	(326,659)	(297,497)	(297,497)
Retained earnings	163,775	1,366,300	107,227	1,040,829
	$4,188,496	$4,340,977	$4,191,713	$4,391,778

SUPPLEMENTAL U.S. GAAP DISCLOSURES

	Nine months ended September 30, 2010	Nine months ended September 30, 2009	Year ended December 31, 2009
Components of change in non-cash working capital balances:
Accounts receivable	$(59,172)	$354,139	$295,844
Inventory	(752)	(356)	(467)
Accounts payable and accrued liabilities	28,745	(155,270)	(133,419)
Income taxes	27,974	7,610	(15,035)
	$(3,205)	$206,123	$146,923

The components of accounts receivable are as follows:

	As at September 30, 2010	As at December 31, 2009
Trade	$215,619	$185,144
Accrued trade	94,071	67,918
Prepaids and other	29,676	30,837
	$339,366	$283,899

The components of accounts payable and accrued liabilities are as follows:

	As at September 30, 2010	As at December 31, 2009
Accounts payable	$67,055	$53,546
Accrued liabilities:
Payroll	45,659	35,926
Other	46,498	38,904
	$159,212	$128,376